Exhibit 12.1

LandAmerica Financial Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	Six months ended June 30,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000
Earnings:
Pre-Tax Earnings	$96.8	$226.1	$296.9	$229.8	$94.2	$(128.2)
Income or Loss from Equity Investees	(6.8)	(13.7)	(16.7)	(10.1)	(3.2)	(0.6)
Minority Interest	1.7	2.3	1.5	—	—	—
Fixed Charges	25.2	48.6	31.9	28.1	28.5	28.4
Distributed Income of Equity Investees	5.6	11.6	12.7	7.0	3.5	1.5
Minority Interest for which no Fixed Charges Were Incurred	(1.7)	(2.3)	(1.5)	—	—	—

Earnings as Adjusted	$120.8	$272.6	$324.8	$254.8	$123.0	$(98.9)

Fixed Charges:
Interest Costs	$15.6	$26.3	$13.1	$12.4	$12.8	$13.6
Amortization of Debt Costs	0.4	0.5	—	—	—	—
Interest within Rental Expense (1)	9.2	21.8	18.8	15.7	15.7	14.8

Total Fixed Charges	$25.2	$48.6	$31.9	$28.1	$28.5	$28.4

Ratio of Earnings to Fixed Charges	4.8	5.6	10.2	9.1	4.3	— (2)

(1)	Assumes approximately a 9% to 10% interest rate on rental payments.
(2)	In 2000, our earnings were not sufficient to cover our fixed charges due to non-cash charges of $177.8 million associated with a change in our method of assessing the recoverability of goodwill. The amount of the earnings deficiency was $70.5 million.